UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968 and 333-259914) and Form F-3 (File No. 333-250122 and No. 333-255865).

EXPLANATORY NOTE

Follow-On Underwritten Public Offering of 6,666,667 ADSs

On March 10, 2022, Sequans Communications S.A. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with B. Riley Securities, Inc. and the several other underwriters named in Schedule I thereto (the “Underwriters”), relating to an underwritten public offering of 6,666,667 American Depositary Shares (the “ADSs”), each representing four ordinary shares, nominal value €0.02 per share, of the Company. The offering price to the public is $3.00 per ADS, and the Underwriters have agreed to purchase the ADSs pursuant to the Underwriting Agreement at a price of $2.805 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an additional 1,000,000 ADSs. The offering was completed on March 15, 2022.

The net proceeds to the Company are expected to be approximately $18.2 million (approximately $20.9 million if the underwriters exercise the over-allotment option in full), after deducting underwriting discounts and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes.

272 Capital Fund LP, an entity managed by B. Riley Asset Management LLC (“BRAM”) and affiliated with Wes Cummins, a director of the Company, purchased 2,833,333 ADSs in the offering. Mr. Cummins is the President of BRAM, and BRAM is an affiliate of B. Riley Securities, Inc.

The ADSs were offered and sold pursuant to the Company’s effective shelf registration statement on Form F-3 (No. 333-250122), which was previously filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 and declared effective by the SEC on November 24, 2020, and a prospectus supplement filed with the SEC on March 10, 2022 and accompanying base prospectus dated November 24, 2020.

The Underwriting Agreement contains customary representations, warranties, and agreements by the Company, and customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties, and termination provisions.

Pursuant to the Underwriting Agreement, the Company agreed, subject to certain exceptions, not to offer, issue or sell any ADSs or ordinary shares or securities convertible, into or exercisable or exchangeable for, ADSs or ordinary shares for a period of 90 days following the offering without the prior written consent of the Underwriters.

The Underwriting Agreement is attached hereto as Exhibit 1.1 to provide investors and security holders with information regarding its terms and is incorporated herein by reference. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of the Underwriting Agreement and, as of specific dates, were solely for the benefit of the parties to the Underwriting Agreement, and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the material terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. A copy of the legal opinion and consent of Orrick, Herrington & Sutcliffe (Europe) LLP relating to the ordinary shares represented by the ADSs is attached hereto as Exhibit 5.1. The Company issued press releases on March 10, 2022 and March 11, 2022 announcing the launch and pricing of the public offering. These press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: March 15, 2022	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

1.1	Underwriting Agreement dated March 10, 2022
5.1	Opinion of Orrick, Herrington & Sutcliffe (Europe) LLP
23.1	Consent of Opinion of Orrick, Herrington & Sutcliffe (Europe) LLP (contained in Exhibit 5.1)
99.1	Press release dated March 10, 2022.
99.2	Press release dated March 11, 2022.